McCORMICK
CAPITAL
MANAGEMENT, Inc.

                                            [GRAPHIC OMITTED]


July 5, 2007                                "ARE WE THERE YET?"


YOU WILL LIKE THE NUMBERS

Dear Shareholders,

By this time you should have received your second quarter account statement. You will see that we had a good second quarter with the Growth & Income Fund up 6.6% bringing the first six months of 2007 to +11.7%. This compares favorably to the S&P 500, Dow Jones and NASDAQ indexes up 7.0%, 8.6% and 7.8% respectively.

In my June 5th shareholder letter, I suggested the stock market may pause from its recent advance to digest the significant gains already achieved. One month later, our stock Growth & Income Fund is exactly the same price as it was in early June. I expect this "pause that refreshes" to continue throughout the summer with a rally recommencing in early fall.

NO SHORTAGE OF NEGATIVES
For those of you who have been investing with us, some of you for up to two decades (thank you), we have encountered many negatives along the way. By this time you must clearly understand that I don't let these scary disastrous stories du jour dominate our investment outlook. The current "crisis" with defaults in subprime mortgage lending is no different. It reminds me in a small way, of the S&L crisis of 1990. Many scary headlines, but at the end of the day the problem was contained and is manageable.

I am concerned about the coming Presidential election, in that there is a constant stream of negative rhetorical campaign ads (from both parties) telling us how bad the world is. This does distract from investor confidence and is a short-term negative. However, we have survived five other Presidential elections (remember Ross Perot) and gone on to greater things.

BOND FUND / INTEREST RATES
Inflation fears have pushed bond prices down making second quarter Bond Income Fund returns a meager 0.41%. This brings the full year to 1.85%. For the last year (trailing 12 months) the returns were 6.5%. This compares to the Lehman Brothers Index of -.05%, 1.1% and 6.1% respectively. With a new higher level of interest rates we would expect bond fund returns to get back on track.

Please call if you have questions bout your statement or the market.


Warm Regards,                        NAV VALUE AS OF 6/29/07:

/s/ Dick McCormick                   Elite Income Fund -       $9.73
                                     Growth & Income Fund -    $21.36
Dick McCormick

PERFORMANCE DATA QUOTED REPRESENTS PAST PERFORMANCE. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS. INVESTMENT RETURNS AND PRINCIPAL VALUE CAN FLUCTUATE AND SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN YOUR ORIGINAL COST. THE FUNDS 1, 5, AND 10 YEAR TOTAL RETURN INFORMATION IS AVAILABLE IN THE MOST RECENT PROSPECTUS DATED 2/17/06, WHICH YOU PREVIOUSLY RECEIVED OR IS INCLUDED WITH THIS LETTER.

FOR FURTHER INFORMATION ABOUT THE ELITE FUNDS, INCLUDING THE INVESTMENT POLICIES, OBJECTIVES, AND EXPENSES, PLEASE SEE THE CURRENT PROSPECTUS WHICH MUST ACCOMPANY OR PRECEDE THIS LITERATURE. READ IT CAREFULLY BEFORE YOU INVEST.

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     SEATTLE AREA:  (206) 624-5863  o  TOLL FREE:  (800) 423-1068  o  EMAIL: MCMINFO@MCMELITE.COM  o  WWW.ELITEFUNDS.COM
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